                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1996

Commission file number 1-13300

            CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

                            2980 Fairview Park Drive
                                   Suite 1300
                       Falls Church, Virginia 22042-4525


                         -----------------------------

                       CAPITAL ONE FINANCIAL CORPORATION

                            2980 Fairview Park Drive
                                   Suite 1300
                       Falls Church, Virginia 22042-4525

Financial Statements and Exhibits

(a)      Financial Statements

The Capital One Financial Corporation Associate Savings Plan (the "Plan", formerly the Capital One Financial Corporation Employee Savings Plan) became effective as of January 1, 1995. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 1996 and 1995.

(b)      Exhibit

         (1)     Consent of Independent Auditors

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           CAPITAL ONE FINANCIAL
                                           CORPORATION ASSOCIATE
                                           SAVINGS PLAN
                                           -----------------------------------
                                           (Name of Plan)



                                           By: /s/ JAMES M. ZINN
                                               -------------------------------
                                           Name:  James M. Zinn
                                                   on behalf of the Benefits
                                                   Committee, as Plan
                                                   Administrator


Dated:  June 27, 1997

                              Financial Statements
                           and Supplemental Schedules

                       Capital One Financial Corporation
                             Associate Savings Plan

                     Years Ended December 31, 1996 and 1995
                      with Report of Independent Auditors

            Capital One Financial Corporation Associate Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years Ended December 31, 1996 and 1995




                                         CONTENTS
Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information  . . . . . . . . . . . . .   2
Statements of Changes in Net Assets Available for Benefits, with Fund Information . . . . . . . .   6
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10


Supplemental Schedules

Schedule of Assets Held for Investment Purposes . . . . . . . . . . . . . . . . . . . . . . . . .  16
Schedule of Reportable Transactions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

                         Report of Independent Auditors

Benefits Committee
Capital One Financial Corporation

We have audited the accompanying statements of net assets available for benefits of Capital One Financial Corporation Associate Savings Plan (formerly the Capital One Financial Corporation Employee Savings Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 24, 1997

                                              /s/ ERNST & YOUNG LLP

            Capital One Financial Corporation Associate Savings Plan

                Statement of Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1996



                                                          --------------------------------------------------------------------------
                                                                                                   AMERICAN          AMERICAN
                                                               CAPITAL                              EXPRESS          EXPRESS
                                                                 ONE                                 TRUST            TRUST
                                                               COMPANY               SIGNET          MONEY            EQUITY
                                                                STOCK                STOCK          MARKET            INDEX
                                                             POOLED FUND          POOLED FUND       FUND II          FUND II
                                                          --------------------------------------------------------------------------
 ASSETS
 Investments, at fair value:
   Units of Capital One Company Stock Pooled Fund               $11,444,971
   Units of Signet Stock Pooled Fund                                               $2,612,609
   Shares of registered investment companies                                                         $5,718,747        $4,028,636
   Participant notes receivable
                                                          --------------------------------------------------------------------------
                  Total investments                              11,444,971         2,612,609         5,718,747         4,028,636


 Receivables:
   Employer's contributions                                         215,017                             373,249           111,063
   Participants' contributions                                       72,485                              41,885            35,858
   Accrued income                                                                                        24,824
                                                          --------------------------------------------------------------------------
                  Total receivables                                 287,502                             439,958           146,921

 Cash and cash equivalents
                                                          --------------------------------------------------------------------------

                  Total assets                                   11,732,473         2,612,609         6,158,705         4,175,557
                                                          --------------------------------------------------------------------------

 LIABILITIES
 Administrative expenses payable
                                                          --------------------------------------------------------------------------

 Net assets available for benefits                              $11,732,473        $2,612,609        $6,158,705        $4,175,557
                                                          ==========================================================================

 FUND INFORMATION
------------------------------------------------------------------------------------------------------------------

          IDS Y            IDS Y          IDS Y
        (AMERICAN        (AMERICAN      (AMERICAN
         EXPRESS)         EXPRESS)       EXPRESS)             AIM           TEMPLETON
         FEDERAL          MUTUAL          STOCK         CONSTELLATION        FOREIGN       PARTICIPANT
       INCOME FUND         FUND           FUND               FUND             FUND            NOTES         OTHER          TOTAL
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                       $11,444,971
                                                                                                                         2,612,609
       $829,434        $334,200       $2,874,448         $4,499,932        $792,575                                     19,077,972
                                                                                         $1,877,469                      1,877,469
------------------------------------------------------------------------------------------------------------------------------------
        829,434         334,200        2,874,448          4,499,932         792,575       1,877,469                     35,013,021



         26,009          27,066           73,258            146,336          39,026                                      1,011,024
          7,754           7,763           22,582             46,682          12,197                                        247,206
                                                                                                                            24,824
------------------------------------------------------------------------------------------------------------------------------------
         33,763          34,829           95,840            193,018          51,223                                      1,283,054

                                                                                                           $  5,485          5,485
------------------------------------------------------------------------------------------------------------------------------------

        863,197         369,029        2,970,288          4,692,950         843,798       1,877,469           5,485     36,301,560
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                             36,749         36,749
------------------------------------------------------------------------------------------------------------------------------------

       $863,197        $369,029       $2,970,288         $4,692,950        $843,798      $1,877,469        $(31,264)   $36,264,811
====================================================================================================================================

     See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                Statement of Net Assets Available for Benefits,
                             with Fund Information

                               December 31, 1995





                                                                 -------------------------------------------------------
                                                                        CAPITAL
                                                                          ONE
                                                                        COMPANY           SIGNET              VIRTUS
                                                                         STOCK             STOCK               STYLE
                                                                        POOLED            POOLED              MANAGER
                                                                         FUND              FUND                FUND
                                                                 -------------------------------------------------------
ASSETS
Investments, at fair value:
  Units of Capital One Stock Pooled Fund                                 $6,031,120
  Units of Signet Stock Pooled Fund                                      $2,655,273
  Shares of registered investment companies                                                                  $1,509,467
  Common trust fund
  Participant notes receivable
                                                                 -------------------------------------------------------
                 Total investments                                        6,031,120          2,655,273        1,509,467


Receivables:
  Employer's contributions                                                  406,198                              98,455
  Participants' contributions                                                50,762                              14,650
  Accrued income
                                                                 -------------------------------------------------------
                 Total receivables                                          456,960                             113,105

Cash and cash equivalents                                                     1,671                284
                                                                 -------------------------------------------------------

Net assets available for benefits                                        $6,489,751         $2,655,557       $1,622,572
                                                                 =======================================================

        FUND INFORMATION
     --------------------------------------------------------------------------------------------------------
                                            AMERICAN
          VIRTUS            VIRTUS          CENTURY-
         TREASURY            U.S.          TWENTIETH         VANGUARD             SIGNET
           MONEY          GOVERNMENT        CENTURY        INDEX TRUST            STABLE
          MARKET          SECURITIES         ULTRA             500                VALUE         PARTICIPANT
           FUND              FUND             FUND          PORTFOLIO              FUND            NOTES               TOTAL
     ------------------------------------------------------------------------------------------------------------------------------


                                                                                                                    $ 6,031,120
                                                                                                                      2,655,273
           $3,579,685          $562,273      $1,956,433       $1,909,249                                              9,517,107
                                                                                     $341                                   341
                                                                                                $1,089,355            1,089,355
     ------------------------------------------------------------------------------------------------------------------------------
            3,579,685           562,273       1,956,433        1,909,249              341        1,089,355           19,293,196



              272,992            47,112         162,860          147,997                                              1,135,614
               32,082             5,815          26,754           26,949                                                157,012
                                  2,558                                                 2                                 2,560
     ------------------------------------------------------------------------------------------------------------------------------
              305,074            55,485         189,614          174,946                2                             1,295,186

                  524                             1,990            2,168                                                  6,637
     ------------------------------------------------------------------------------------------------------------------------------

           $3,885,283          $617,758      $2,148,037       $2,086,363             $343       $1,089,355          $20,595,019
     ==============================================================================================================================

       See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year Ended December 31, 1996



                                                         --------------------------------------------------------------------------

                                                              CAPITAL                              AMERICAN          AMERICAN
                                                                ONE                             EXPRESS TRUST        EXPRESS
                                                              COMPANY             SIGNET            MONEY             TRUST
                                                               STOCK              STOCK             MARKET         EQUITY INDEX
                                                            POOLED FUND        POOLED FUND         FUND II           FUND II
                                                         --------------------------------------------------------------------------
 Additions to net assets attributed to:
    Investment Income:
        Net appreciation (depreciation) in
         fair value of investments                               $3,147,315          $651,232                           $405,569
        Interest                                                     40,372            24,673           $22,299
        Dividends                                                    69,965            58,329           212,548
                                                         --------------------------------------------------------------------------
                                                                  3,257,652           734,234           234,847          405,569
    Contributions:
        Employer's                                                1,759,386                           2,075,115          854,296
        Participants'                                             1,378,472                             824,757          812,712
        Rollovers                                                   170,899                              89,028          105,678
                                                         --------------------------------------------------------------------------
                                                                  3,308,757                           2,988,900        1,772,686
                                                         --------------------------------------------------------------------------

                  Total additions                                 6,566,409           734,234         3,223,747        2,178,255

 Deductions from net assets attributed to:
    Benefits paid to participants                                  (359,567)         (124,125)         (417,154)        (199,490)
    Administrative expenses                                                                             (83,922)
                                                         --------------------------------------------------------------------------

                  Total deductions                                 (359,567)         (124,125)         (501,076)        (199,490)


 Net increase (decrease) prior to interfund transfers             6,206,842           610,109         2,722,671        1,978,765
 Interfund transfers (net)                                         (964,120)         (653,057)        3,436,034        2,196,792
                                                         --------------------------------------------------------------------------

    Net increase (decrease)                                       5,242,722           (42,948)        6,158,705        4,175,557

 Net assets available for benefits:
    Beginning of year                                             6,489,751         2,655,557
                                                         --------------------------------------------------------------------------

    End of year                                                 $11,732,473        $2,612,609        $6,158,705       $4,175,557
                                                         ==========================================================================

                                                           FUND INFORMATION
        ---------------------------------------------------------------------------------------------------------------------------

                IDS Y                               IDS Y
              (AMERICAN            IDS Y          (AMERICAN                                            VIRTUS          VIRTUS
               EXPRESS)          (AMERICAN        EXPRESS)           AIM            TEMPLETON          STYLE          TREASURY
                FEDERAL           EXPRESS)          STOCK        CONSTELLATION       FOREIGN           MANAGER      MONEY MARKET
              INCOME FUND        MUTUAL FUND         FUND            FUND              FUND             FUND            FUND
        ---------------------------------------------------------------------------------------------------------------------------



                  $(83,088)         $(1,937)        $43,234          $127,856         $34,822         $(13,008)
                     2,283               16              49             1,392              22                           $8,397
                    44,762           27,249         183,260           150,458          28,600
        ---------------------------------------------------------------------------------------------------------------------------
                   (36,043)          25,328         226,543           279,706          63,444          (13,008)          8,397

                   205,863           97,720         481,757           968,835         138,873
                   163,153           81,118         370,321           886,159         123,489
                    40,495           43,212         123,541           173,157          47,156
        ---------------------------------------------------------------------------------------------------------------------------
                   409,511          222,050         975,619         2,028,151         309,518
        ---------------------------------------------------------------------------------------------------------------------------

                   373,468          247,378       1,202,162         2,307,857         372,962          (13,008)          8,397


                   (18,723)         (12,234)       (106,350)         (106,058)         (8,908)                          (5,970)

        ---------------------------------------------------------------------------------------------------------------------------

                   (18,723)         (12,234)       (106,350)         (106,058)         (8,908)                          (5,970)

                   354,745          235,144       1,095,812         2,201,799         364,054          (13,008)          2,427
                   508,452          133,885       1,874,476         2,491,151         479,744       (1,609,564)     (3,887,710)
        ---------------------------------------------------------------------------------------------------------------------------

                   863,197          369,029       2,970,288         4,692,950         843,798       (1,622,572)     (3,885,283)



                                                                                                     1,622,572       3,885,283
        ---------------------------------------------------------------------------------------------------------------------------

                  $863,197         $369,029      $2,970,288       $4,692,950         $843,798
        ===========================================================================================================================

            ----------------------------------------------------------------------------------------
                       AMERICAN
                       CENTURY-
                      TWENTIETH            VANGUARD INDEX
                       CENTURY                 TRUST
                        ULTRA                   500              PARTICIPANT
                         FUND                PORTFOLIO              NOTES               OTHER                TOTAL
            --------------------------------------------------------------------------------------------------------------


                          $(76,724)            $(29,826)                                    $44           $4,205,489
                                                                   $103,512               5,485              208,500
                                 6                                                        1,659              776,836
            --------------------------------------------------------------------------------------------------------------
                           (76,718)             (29,826)            103,512               7,188            5,190,825

                                                                                                           6,581,845
                                                                                                           4,640,181
                                                                                                             793,166
            --------------------------------------------------------------------------------------------------------------
                                                                                                          12,015,192
            --------------------------------------------------------------------------------------------------------------

                           (76,718)             (29,826)            103,512               7,188           17,206,017


                                                                    (56,975)                              (1,415,554)
                                                                                        (36,749)            (120,671)
            --------------------------------------------------------------------------------------------------------------

                                                                    (56,975)            (36,749)          (1,536,225)

                           (76,718)             (29,826)             46,537             (29,561)          15,669,792
                        (2,071,319)          (2,056,537)            741,577            (619,804)
            --------------------------------------------------------------------------------------------------------------

                        (2,148,037)          (2,086,363)            788,114            (649,365)          15,669,792



                         2,148,037            2,086,363           1,089,355             618,101           20,595,019
            --------------------------------------------------------------------------------------------------------------

                                                                 $1,877,469            $(31,264)         $36,264,811
            ==============================================================================================================

     See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                             with Fund Information

                          Year Ended December 31, 1995





                                                       ------------------------------------------------------------------------
                                                              CAPITAL
                                                                ONE                                                VIRTUS
                                                              COMPANY           SIGNET            VIRTUS          TREASURY
                                                               STOCK             STOCK            STYLE             MONEY
                                                               POOLED            POOLED          MANAGER           MARKET
                                                               FUND              FUND              FUND             FUND
                                                       ------------------------------------------------------------------------
         Additions to net assets attributed to:
           Investment income:
             Net appreciation (depreciation) in fair
               value of investments                           $1,566,314        $1,459,413      $   (6,466)
             Interest                                                                                              $   82,462
             Dividends                                                                             177,141
                                                       ------------------------------------------------------------------------
                                                               1,566,314         1,459,413         170,675             82,462

           Contributions:
             Employer's                                          845,877            (8,762)        159,637            434,951
             Participants'                                     1,140,907                           166,254            375,514
             Rollovers                                           421,708                            28,268             62,872
                                                       ------------------------------------------------------------------------
                                                               2,408,492            (8,762)        354,159            873,337

                                                       ------------------------------------------------------------------------
                          Total additions                      3,974,806         1,450,651         524,834            955,799

         Deductions from net assets attributed to:
           Benefits paid to participants                        (308,306)         (158,389)        (68,762)          (100,775)
                                                       ------------------------------------------------------------------------

         Net increase (decrease) prior to
           interfund transfers                                 3,666,500         1,292,262         456,072            855,024
         Interfund transfers (net)                             2,513,252        (2,781,804)      1,166,500          2,221,429
                                                       ------------------------------------------------------------------------

            Net increase (decrease)                            6,179,752        (1,489,542)      1,622,572          3,076,453

         Transfer of net assets from
           predecessor plan                                      309,999         4,145,099                            808,830
                                                       ------------------------------------------------------------------------

         Net assets available for benefits                    $6,489,751        $2,655,557      $1,622,572         $3,885,283
                                                       ========================================================================

 FUND INFORMATION
----------------------------------------------------------------------------------------------------
                       AMERICAN
        VIRTUS         CENTURY-          VANGUARD
         U.S.          TWENTIETH          INDEX            SIGNET
      GOVERNMENT        CENTURY           TRUST            STABLE                           VIRTUS
      SECURITIES         ULTRA             500              VALUE        PARTICIPANT        STOCK
         FUND            FUND           PORTFOLIO           FUND            NOTES            FUND             TOTAL
--------------------------------------------------------------------------------------------------------------------------




       $ 21,727       $  245,670        $  348,365                                          $98,487        $ 3,733,510
                                                                           $ 54,577                            137,039
         22,196           86,852            38,991         $103,919                           2,269            431,368
--------------------------------------------------------------------------------------------------------------------------
         43,923          332,522           387,356          103,919          54,577         100,756          4,301,917


         89,420          307,720           315,825          152,658                          38,441          2,335,767
        118,140          448,500           465,522          376,034                          91,012          3,181,883
         30,785          135,141            84,618           26,451                           2,070            791,913
--------------------------------------------------------------------------------------------------------------------------
        238,345          891,361           865,965          555,143                         131,523          6,309,563

--------------------------------------------------------------------------------------------------------------------------
        282,268        1,223,883         1,253,321          659,062          54,577         232,279         10,611,480


        (18,246)        (101,977)          (80,972)        (157,969)        (68,545)        (17,962)        (1,081,903)
--------------------------------------------------------------------------------------------------------------------------


        264,022        1,121,906         1,172,349          501,093         (13,968)        214,317          9,529,577
         96,777          342,267           177,183       (2,750,859)        399,492      (1,384,237)
--------------------------------------------------------------------------------------------------------------------------

        360,799        1,464,173         1,349,532       (2,249,766)        385,524      (1,169,920)         9,529,577


        256,959          683,864           736,831        2,250,109         703,831       1,169,920         11,065,442
--------------------------------------------------------------------------------------------------------------------------

       $617,758       $2,148,037        $2,086,363             $343      $1,089,355                        $20,595,019
==========================================================================================================================

See accompanying notes.

            Capital One Financial Corporation Associate Savings Plan

                         Notes to Financial Statements

                               December 31, 1996


NOTE 1--DESCRIPTION OF PLAN

Effective January 1, 1995, Capital One Financial Corporation (the "Corporation") established and adopted the Capital One Financial Corporation Associate Savings Plan (the "Plan", formerly the Capital One Financial Corporation Employee Savings Plan) for the benefit of its eligible associates. The Plan is a continuation of the Signet Banking Corporation ("Signet") Employee Savings Plan for participants who transferred employment from Signet to the Corporation on or within twelve months after the date of distribution of the Corporation's stock to shareholders of Signet on February 28, 1995.

Balances of Corporation associates in the Signet plan were transferred to the Plan effective as of January 1, 1995. The market value of the assets attributable to those participant accounts transferred from the Signet plan on January 1, 1995 was $11,065,442.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all associates of the Corporation and provides for pension, disability, death and termination benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute 1% to 15% of pre-tax annual compensation, as defined in the Plan. Such contributions may be pre-tax dollars, or a combination of pre- and after-tax dollars. Participants may also contribute amounts representing distributions from other qualified plans ("rollover contributions"). The Corporation contributes 50% of the first 6% of the participant's annual compensation that a participant contributes to the Plan. Beginning January 1, 1996, the Corporation contributes 3% of participants' eligibile salaries, regardless of participation in the Plan. Additional amounts equal to 3% of the participants' eligible salaries for those participants making pre-tax contributions to the Plan at year end may be contributed at the option of the Corporation's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Corporation's contributions and Plan earnings. Allocations are based upon the number of units of the Plan in each participant's account. Forfeited balances of terminated participants' nonvested accounts are used to pay administrative expenses of the Plan, to the extent available. Plan expenses in excess of forfeitures, if any, are absorbed by the Corporation. Excess forfeitures, if any, are applied as employer contributions made in advance, and reduce the Corporation's future contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant accounts are represented by units of ownership in the Plan which are valued daily. As of December 31, 1996 and 1995, there were 9,336,407 and 5,832,730 participant units outstanding with a net asset value of $3.88 and $3.53 per unit, respectively.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Corporation contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of service.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of eight investment options. Participants may change their investment options at any time. Current investment options, as well as options previously available through the former investment manager, are described below.

         Current Options:

         CAPITAL ONE COMPANY STOCK POOLED FUND (PREVIOUSLY CAPITAL ONE STOCK UNITIZED INVESTMENT FUND) - Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Corporation's common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

         AMERICAN EXPRESS TRUST MONEY MARKET FUND II - Monies are invested primarily in short-term debt securities.

         AMERICAN EXPRESS TRUST EQUITY INDEX FUND II - Ninety percent of the monies held by this fund are invested in common stock and the balance is invested in S&P 500 stock index futures.

         IDS Y (AMERICAN EXPRESS) FEDERAL INCOME FUND - Monies are invested in U.S. government agency securities.

         IDS Y (AMERICAN EXPRESS) MUTUAL FUND - Monies are invested in common stocks and senior securities, such as bonds and preferred stocks.

         IDS Y (AMERICAN EXPRESS) STOCK FUND - Monies are invested in large capitalization, blue chip stocks and investment grade bonds.

         AIM CONSTELLATION FUND - Monies are invested in the common stock of primarily small and medium-sized companies.

         TEMPLETON FOREIGN FUND - Monies are invested primarily in the common stock of companies outside the U.S.

         Previous Options:

         SIGNET STOCK POOLED FUND (PREVIOUSLY SIGNET STOCK UNITIZED INVESTMENT
         FUND) - Monies are invested in a unitized trust fund that invested in shares of Signet's common stock. Participants may continue to hold this investment; however, future investment in the Fund is prohibited.

         VIRTUS STYLE MANAGER FUND (PREVIOUSLY VIRTUS STRATEGIC STOCK FUND) - Monies were invested in a diversified portfolio of common stocks of U.S. corporations.

         VIRTUS TREASURY MONEY MARKET FUND - Monies were invested in U.S. Treasury obligations maturing in one year or less, with an average maturity of 60 days or less.

         VIRTUS U.S. GOVERNMENT SECURITIES FUND - Monies were invested in a diversified portfolio of short to intermediate term fixed income U.S. Government securities.

         AMERICAN CENTURY-TWENTIETH CENTURY ULTRA FUND (PREVIOUSLY TWENTIETH CENTURY ULTRA INVESTORS FUND) - Monies were invested in small to medium-sized companies, with accelerating earnings and revenues, that appear to have begun their upward trend, as evidenced by increased trading volume.

         VANGUARD INDEX TRUST 500 PORTFOLIO - Monies were invested in all of the stocks in the Standard & Poors 500 Index in approximately the proportions as they are represented in the Index.

         SIGNET STABLE VALUE FUND - Monies were invested in a common trust fund that invested in a diversified portfolio of guaranteed insurance contracts.

PARTICIPANT NOTES RECEIVABLE

Participants may elect to borrow from their fund accounts a minimum of $1,000; up to a maximum of the lesser of $50,000, or 50% of their account balance.
Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive an amount equal to the vested value of his or her account through a lump-sum distribution or equal, or nearly equal, payments made at least annually for a period not to exceed 15 years. If the participant has invested in the Capital One or Signet Stock pooled funds, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.


NOTE 2--SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Units in the Capital One and Signet Stock pooled funds are valued based upon the stock price at the last reported sales price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan as of year-end. Money market funds and participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3--INVESTMENTS

The Plan's investments are held in a trust fund administered by American Express Trust Company. The fair values of the following individual investments represented 5% or more of the Plan's net assets as of December 31, 1996 and 1995:

                                                                 DECEMBER 31,
                                                         1996                   1995
                                                   ---------------------------------------
 Capital One Company Stock Pooled Fund               $11,444,971             $6,031,120
 American Express Trust Money Market Fund II           5,718,747
 AIM Constellation Fund                                4,499,932
 American Express Trust Equity Index Fund II           4,028,636
 IDS Y (American Express) Stock Fund                   2,874,448
 Signet Stock Pooled Fund                              2,612,609              2,655,273
 Participant Notes                                     1,877,469              1,089,355
 Virtus Treasury Money Market Fund                                            3,579,685
 American Century - Twentieth Century Ultra Fund                              1,956,433
 Vanguard Index Trust 500 Portfolio                                           1,909,249
 Virtus Style Manager Fund                                                    1,509,467


NOTE 4--PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 5--TAX STATUS

The Internal Revenue Service ruled on April 1, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Benefits Committee is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.


NOTE 6--TRANSACTIONS WITH PARTIES-IN-INTEREST

Effective January 1, 1996, American Express Trust Company was named trustee of the Plan and investment manager of the Plan assets. During January 1996, investments held by the previous trustee Signet Trust Company, and managed by Virtus Capital Management, Inc., ("Virtus"), were transferred to American Express Trust Company. The market value of the assets attributable to those participant accounts transferred from the Signet Trust Company was $19,223,330. Cash transferred from Signet to American

Express Trust Company was invested temporarily in short-term interest-bearing investments until purchase of registered investment companies were made. Interest earned on these investments was allocated pro rata to all funds.

The Plan's trustee during 1995 was Signet Trust Company, a subsidiary of Signet. The Plan's investments in registered investment companies were managed in 1995 by Virtus, a subsidiary of Signet. During 1995, the Plan earned $388,202 on amounts invested with Signet Trust Company or managed by Virtus. The amount invested with Signet Trust Company or managed by Virtus had a fair value of $14,338,159 as of December 31, 1995.

As of December 31, 1996 and 1995, respectively, the Plan had invested $11,444,971 and $6,031,120, at fair value, in the Capital One Stock pooled fund and $2,612,609 and $2,655,273, at fair value, in the Signet Stock pooled fund.

                             Supplemental Schedules

            Capital One Financial Corporation Associate Savings Plan

                Schedule of Assets Held for Investment Purposes


                               December 31, 1996




                                                                     UNITS/                              FAIR
                                                                     SHARES            COST              VALUE
                                                              ------------------------------------------------------
 Capital One Company Stock Pooled Fund                               771,398        $8,236,567        $11,444,971
 Signet Stock Pooled Fund                                            189,182         1,888,036          2,612,609

 Registered Investment Companies:
    American Express Trust Money Market Fund II                    5,718,747         5,718,747          5,718,747
    American Express Trust Equity Index Fund II                      206,649         3,439,800          4,028,636
    IDS Y (American Express) Federal Income Fund                     166,587           840,483            829,434
    IDS Y (American Express) Mutual Fund                              24,796           336,473            334,200
    IDS Y (American Express) Stock Fund                              126,963         2,669,963          2,874,448
    AIM Constellation Fund                                           178,145         4,171,208          4,499,932
    Templeton Foreign Fund                                            76,503           759,510            792,575
                                                                                ------------------------------------
                                                                                    17,936,184         19,077,972

 Participant Notes                                                 1,877,469         1,877,469          1,877,469
                                                                                ------------------------------------

 Total                                                                             $29,938,256        $35,013,021
                                                                                ====================================

            Capital One Financial Corporation Associate Savings Plan

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1996




                                                                       PURCHASE       SELLING                               NET
               DESCRIPTION OF ASSETS                  UNITS/SHARES       PRICE         PRICE       COST     FAIR VALUE   GAIN(LOSS)
 ----------------------------------------------------------------------------------------------------------------------------------


 Category (i) - individual transactions in excess of 5 percent of plan assets:
 -----------------------------------------------------------------------------
 Virtus Style Manager Fund                                  144,307                 $1,516,661  $1,567,885  $1,516,661  $ (51,224)
 Virtus Treasury Money Market Fund                        3,636,752                  3,636,752   3,636,752   3,636,752
 Vanguard Index Trust 500 Portfolio                          33,846                  1,920,743   1,665,394   1,920,743    255,349
 American Century - Twentieth Century Ultra Fund             76,604                  1,917,636   1,797,137   1,917,636    120,499
 American Express Trust Equity Index Fund II                122,107    $1,920,743                1,920,743   1,920,743
 IDS Y (American Express) Federal Income Fund                75,659     1,516,661                1,516,661   1,516,661
 American Express Trust Money Market Fund II              3,637,551     3,637,551                3,637,551   3,637,551
 AIM Constellation Fund                                      87,444     1,917,636                1,917,636   1,917,636

            Capital One Financial Corporation Associate Savings Plan

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1996




                                                                     PURCHASE      SELLING                                  NET
               DESCRIPTION OF ASSETS               UNITS/SHARES        PRICE        PRICE        COST       FAIR VALUE   GAIN/(LOSS)
 -----------------------------------------------------------------------------------------------------------------------------------


 Category (iii) - series of transactions in excess of 5 percent of plan assets:
 ------------------------------------------------------------------------------
 Virtus Style Manager Fund                                144,307                $1,516,661    $1,567,885   $1,516,661   $ (51,224)
 Virtus Treasury Money Market Fund                      3,636,752                 3,636,752     3,636,752    3,636,752
 Vanguard Index Trust 500 Portfolio                        33,846                 1,920,743     1,665,394    1,920,743     255,349
 American Century - Twentieth Century Ultra Fund           76,604                 1,917,636     1,797,137    1,917,636     120,499
 American Express Trust Money Market Fund II            7,365,790    $7,365,790                 7,365,790    7,365,790
 American Express Trust Money Market Fund II            1,646,975                 1,646,975     1,646,975    1,646,975
 Capital One Company Stock Pooled Fund                    363,765     4,214,790                 4,214,790    4,214,790
 Capital One Company Stock Pooled Fund                    155,238                 1,954,665     1,590,012    1,954,665     364,653
 American Express Trust Equity Index Fund II              233,663     3,876,629                 3,876,629    3,876,629
 American Express Trust Equity Index Fund II               27,013                   477,701       436,829      477,701      40,872
 IDS Y (American Express) Federal Income Fund             205,407     1,037,107                 1,037,107    1,037,107
 IDS Y (American Express) Federal Income Fund              38,819                   192,317       196,624      192,317      (4,307)
 AIM Constellation Fund                                   191,462     4,475,739                 4,475,739    4,475,739
 AIM Constellation Fund                                    13,317                   329,428       304,531      329,428      24,897
 IDS Y (American Express) Stock Fund                      137,677     2,889,679                 2,889,679    2,889,679
 IDS Y (American Express) Stock Fund                       10,714                   237,093       219,716      237,093      17,377
 Participant Notes                                      1,325,080     1,325,080                 1,325,080    1,325,080
 Participant Notes                                        508,770                   508,770       508,770      508,770


All transactions were made on the market.
There were no category (ii) or (iv) reportable transactions during 1996.

                               EXHIBITS INDEX


Exhibit
Number           Description                               Page Number
------           -----------                               -----------
 23              Consent of Independent Auditors                19